October 31, 2001


VIA FAX (202) 942-9585 AND EDGAR

Securities Exchange Commission
450 5th Street, NW
Mail Stop 0306
Washington, DC 20549
ATTENTION: THOMAS A. JONES

          RE:  BICO, Inc.
          Post-Effective Amendment No. 1 to Form S-3
          Filed August 17, 2001
          File No. 333-61868

Dear Mr. Jones:

     As you discussed with our counsel, we hereby withdraw the above-referenced post-effective amendment to Form S-3 registration statement.

     We are withdrawing our post-effective amendment dated August 17, 2001 because it did not correctly reflect the pricing of the
offering to the institutional or accredited investors.   No
securities were sold in connection with this post-effective amendment.

     Please contact M. Kathryn Sweeney at (412) 731-1000 if you have any questions or need any additional information. Thank you for your assistance.

                              Sincerely,

                              /s/Fred E. Cooper
                                 Fred E. Cooper